1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Oct 27, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/10/27

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan Ho Chen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1.	Financial Statements for the Nine Months Ended September 30, 2006 and 2005 and Independent Accountants’ Review Report

Exhibit 1

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Nine Months Ended September 30, 2006 and 2005 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of September 30, 2006 and 2005, and the related statements of operations and cash flows for the nine months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement of Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As stated in Note 11 to the financial statements, we did not review the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$1,793,109 thousand and NT$1,427,693 thousand as of September 30, 2006 and 2005 and the equity in their net gains were NT$591 thousand and NT$65,500 thousand for the nine months then ended.

Based on our reviews, except for such adjustments, if any, as might have been determined to be necessary had the investment information mentioned in the preceding paragraph and related information been based on the investees’ reviewed financial statements, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with relevant regulations (applied before August 12, 2005), the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 4 to the financial statements, the Company completed privatization on August 12, 2005 and the accounts before privatization were subject to examination by the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2004 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

As stated in Note 3 to the financial statements, on January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (SFAS No. 34), and No. 36, “Disclosure and Presentation for Financial Instruments” (SFAS No. 36), and related revisions of previously released standards.

October 20, 2006

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

SEPTEMBER 30, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2006		2005
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 5)	$40,475,668	9	$17,154,268	4
Available-for-sale financial assets (Notes 2, 3 and 6)	13,798,586	3	16,097,828	4
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,467,076 thousand in 2006 and $3,695,370 thousand in 2005 (Notes 2, 7 and 24)	11,983,223	3	13,106,486	3
Other current monetary assets (Note 8)	5,774,250	1	2,357,538	—
Inventories (Notes 2 and 9)	1,730,182	1	1,890,964	—
Deferred income taxes (Notes 2 and 21)	1,645,816	—	2,940,154	1
Other current assets (Note 10)	3,012,427	1	10,142,667	2

Total current assets	78,420,152	18	63,689,905	14

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 11)	1,793,109	—	1,427,693	—
Financial assets carried at cost (Notes 2, 3 and 12)	1,866,280	—	2,605,956	1
Other monetary assets (Notes 3,13 and 25)	2,000,000	1	2,000,000	—

Total investment	5,659,389	1	6,033,649	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 14 and 24)
Cost
Land	101,166,851	23	101,901,489	23
Land improvements	1,480,695	—	1,462,153	—
Buildings	58,885,494	13	56,765,074	13
Machinery and equipment	21,503,972	5	21,796,868	5
Telecommunications network facilities	632,376,768	144	625,308,501	141
Miscellaneous equipment	1,976,665	1	2,061,694	—

Total cost	817,390,445	186	809,295,779	182
Revaluation increment on land	5,850,205	1	5,951,339	2

	823,240,650	187	815,247,118	184
Less: Accumulated depreciation	502,903,824	114	478,530,307	108

	320,336,826	73	336,716,811	76
Construction in progress and advances related to acquisitions of equipment	24,015,779	5	25,611,084	6

Property, plant and equipment, net	344,352,605	78	362,327,895	82

INTANGIBLE ASSETS
3G concession (Note 2)	9,170,457	2	9,919,067	2
Patents and computer software, net (Note 2)	168,290	—	176,633	—

Total intangible assets	9,338,747	2	10,095,700	2

OTHER ASSETS
Idle assets (Note 2)	929,038	—	—	—
Refundable deposits	1,554,194	1	1,474,113	1
Deferred income taxes (Notes 2 and 21)	403,612	—	85,866	—
Other	372,798	—	343,814	—

Total other assets	3,259,642	1	1,903,793	1

TOTAL	$441,030,535	100	$444,050,942	100

	2006		2005
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable (Note 24)	$7,397,508	2	$12,083,002	3
Income tax payable (Notes 2 and 21)	7,226,856	2	16,550	—
Accrued expenses (Notes 15 and 24)	13,693,671	3	9,609,465	2
Current portion of long-term loans (Note 17)	300,000	—	200,000	—
Other current liabilities (Notes 16 and 24)	14,748,324	3	16,599,596	4

Total current liabilities	43,366,359	10	38,508,613	9

LONG-TERM LIABILITIES
Long-term loans (Note 17)	—	—	300,000	—
Deferred income	874,789	—	324,029	—

Total long-term liabilities	874,789	—	624,029	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 14)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 23)	812,072	—	—	—
Customers’ deposits	6,589,143	2	7,079,438	1
Other	153,820	—	319,654	—

Total other liabilities	7,555,035	2	7,399,092	1

Total liabilities	51,891,169	12	46,626,720	10

STOCKHOLDERS’ EQUITY (Notes 2, 3, 14, 18 and 19)
Common capital stock - $10 par value;
Authorized: 12,000,000 thousand shares in 2006; 9,647,725 thousand shares in 2005
Issued: 9,667,845 thousand shares in 2006; 9,647,725 thousand shares in 2005	96,678,451	22	96,477,249	22

Preferred stock $10 par value	—	—	—	—

Capital surplus:
Paid-in capital in excess of par value	210,260,235	48	214,529,603	48
Donations	13,170	—	13,170	—

Total capital surplus	210,273,405	48	214,542,773	48

Retained earnings:
Legal reserve	44,037,766	10	39,272,477	9
Special reserve	2,680,184	—	2,680,184	—
Unappropriated earnings	29,264,068	7	38,600,793	9

Total retained earnings	75,982,018	17	80,553,454	18

Other adjustments
Cumulative translation adjustments	(3,683)	—	(5,607)	—
Unrealized gain on financial instruments	358,752	—	—	—
Capital surplus from revaluation of land	5,850,423	1	5,856,353	2

Total other adjustments	6,205,492	1	5,850,746	2

Total stockholders’ equity	389,139,366	88	397,424,222	90

TOTAL	$441,030,535	100	$444,050,942	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 20, 2006)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

(Reviewed, Not Audited)

	2006		2005
	Amount	%	Amount	%
SERVICE REVENUES (Note 24)	$137,494,423	100	$136,919,581	100

COSTS OF SERVICES (Note 24)	68,782,558	50	68,334,176	50

GROSS PROFIT	68,711,865	50	68,585,405	50

OPERATING EXPENSES
Marketing	19,090,828	14	17,817,984	13
General and administrative	2,393,959	1	2,104,308	1
Research and development	2,406,352	2	2,282,128	2

Total operating expenses	23,891,139	17	22,204,420	16

INCOME FROM OPERATIONS	44,820,726	33	46,380,985	34

OTHER INCOME
Penalties income	1,219,619	1	934,264	1
Interest	563,223	1	348,139	—
Income from sale of scrap inventories	552,607	—	280,230	—
Equity in earnings of equity investees	591	—	65,500	—
Foreign exchange gain, net	—	—	75,216	—
Other	404,232	—	749,433	1

Total other income	2,740,272	2	2,452,782	2

OTHER EXPENSES
Special termination benefit under early retirement program	2,303,316	2	—	—
Losses on disposal of property, plant and equipment	251,790	—	33,087	—
Foreign exchange loss, net	85,093	—	—	—
Interest	2,123	—	1,712	—
Impairment loss on long-lived assets	—	—	343,463	—
Other	814,615	1	962,239	1

Total other expenses	3,456,937	3	1,340,501	1

INCOME BEFORE INCOME TAX	44,104,061	32	47,493,266	35

INCOME TAX (Notes 2 and 21)	9,933,109	7	9,327,172	7

NET INCOME	$34,170,952	25	$38,166,094	28

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

(Reviewed, Not Audited)

	2006		2005
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE
Basic net income per share (Notes 2 and 22)	$4.54	$3.52	$4.82	$3.87

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 20, 2006)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$34,170,952	$38,166,094
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	467,012	710,359
Depreciation and amortization	30,800,015	31,093,996
Impairment loss on long-lived assets	—	343,463
Gain on sale of financial instruments, net	(10,128)	(79,380)
Valuation gain on financial instruments, net	—	(12,416)
Losses on disposal of property, plant and equipment	249,576	33,087
Equity in earnings of equity investees	(591)	(65,500)
Dividends received from equity investees	42,331	66,000
Deferred income taxes	357,837	9,263,941
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	390,105	176,885
Other current monetary assets	(68,845)	(844,695)
Inventories	690,449	(452,927)
Other current assets	(1,765,391)	(9,478,540)
Increase (decrease) in:
Trade notes and accounts payable	(3,234,957)	(2,399,726)
Income tax payable	7,210,306	(5,013,108)
Accrued expenses	(1,833,276)	(4,722,250)
Other current liabilities	501,814	1,291,984
Accrued pension liabilities	812,072	(773,465)
Deferred income	556,261	(37,100)

Net cash provided by operating activities	69,335,542	57,266,702

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(3,269,624)	(20,295,637)
Proceeds from disposal of available-for-sale financial assets	4,441,935	13,404,118
Acquisitions of investments accounted for using equity method	(310,652)	—
Acquisitions of property, plant and equipment	(18,450,545)	(15,896,114)
Proceeds from disposal of property, plant and equipment	9,419	34,311
Increase of intangible assets	(86,974)	(79,701)
Increase in other assets	(75,919)	(184,054)

Net cash used in investing activities	(17,742,360)	(23,017,077)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment on principal of long-term loans	(200,000)	(200,000)
Decrease in customers’ deposits	(702,767)	(950,216)
Increase (decrease) in other liabilities	(53,465)	116,355

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2006	2005
Cash dividends paid	$(40,659,617)	$(45,344,307)
Increase in treasury stock	(11,392,333)	—

Net cash used in financing activities	(53,008,182)	(46,378,168)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,415,000)	(12,128,543)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	41,890,668	29,282,811

CASH AND CASH EQUIVALENTS, END OF PERIOD	$40,475,668	$17,154,268

SUPPLEMENTAL INFORMATION
Interest paid	$2,123	$1,712

Income tax paid	$1,247,623	$11,400,288

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$300,000	$200,000

Reclassification of reserve for land value incremental tax to capital surplus	$—	$116,196

Acquiring subsidiaries, the assets and liabilities, based on their fair values are as follow:

2006
Cash and cash equivalents	$40,191
Trade notes and accounts receivable	64,077
Inventories	2,505
Other current assets	22,811
Long-term investment	16,256
Property, plant, and equipment	454,165
Intangible assets	2,700
Other assets	88,195
Amounts payable to banks and long-term debt due within one year	(133,750)
Trade notes and accounts payable	(80,529)
Other current liabilities	(62,291)
Long-term debt	(6,250)
Other liabilities	(67,738)

Total	340,342
Percentage of ownership	70%

238,240
Goodwill	72,412

Total amount of acquiring subsidiaries	$310,652

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 20, 2006)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to Chunghwa. The DGT continues to be the telecom industry regulator in the ROC.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of the Company by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of the Company on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The numbers of employees as of September 30, 2006 and 2005 are 25,835 and 27,031, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with relevant regulations (applied before August 12, 2005), the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Basis of Presentation

As a state-owned company before August 12, 2005 (privatization date), the accounts of the Company are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the “DGBAS”) of the Executive Yuan and by the Ministry of Auditing (MOA) (DGBAS and MOA are hereinafter referred to as “government agencies”). The objective of these examinations is to evaluate the Company’s performance against the budget approved by the Legislative Yuan. The accounts are considered final only after any adjustments based on the annual examinations are taken into account. The accounts for the year ended December 31, 2004 have been examined by these government agencies and resulting adjustments were recorded retroactively.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash, sold or consumed within one year. Current liabilities are obligations which mature within one year. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of stockholders’ equity. The accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is recognized and derecognized using settlement date accounting.

The basis for determining the fair value of financial instruments is as follows: List stocks, closing prices as of balance sheet date; open-end bond mutual funds, net assets value as of balance sheet date; bonds, quotes in the OTC market as of balance sheet date; financial instruments without active market, fair value are estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions.

Cash dividends are recognized as investment income upon the grant day but are accounted for as reductions to the original cost of investment if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new number of shares.

If there is objective evidence that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating the fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Allowance for doubtful receivables is provided on the basis of review of the collectibility of individual receivables.

Inventories

Inventories are stated at the lower of cost (weighted-average cost ) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

When an indication of impairment is identified in an investment, the carrying amount of the investment is reduced, with the related impairment loss charged to current income.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at original cost, such as non-publicly traded stocks. If there is objective evidence that a financial asset is impaired, a loss is recognized. No recording of a subsequent recovery in fair value is allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

The Company adopted ROC Financial Accounting Standards No. 35, “Accounting for the Impairment of Long-lived Assets,” on December 31, 2004.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to shareholder’s equity-other adjustments from revaluation under the heading shareholder’s equity-other adjustments from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession is amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension costs subject to defined benefit plan are recognized according to the actuarial report. Pension costs subject to defined contribution plan are recognized according to the amount of contributions by the Company during the employees’ service period.

Expense Recognition

Expenses including commissions paid to agencies and incentives paid to a third party dealer that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, are charged to income as incurred.

Treasury Stock

Cost of treasury stock is shown as a deduction to stockholders’ equity. Treasury stock is record and is shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the accounts of common stock and treasury stock are reversed out based on the number of shares registered to be cancelled. The account of additional paid-in capital is adjusted for the difference of the repurchase price and the par value of common stock.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is “more likely than not” that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or non-current according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or noncurrent depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year when the stockholders have resolved that the earnings shall be retained.

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction is included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method as cumulative translation adjustment under stockholders’ equity; and

b.	Financial assets and liabilities are credited or charged to current income.

3.	REASON AND EFFECT OF THE CHANGES OF ACCOUNTING PRINCIPLE

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments,” (SFAS No. 34) and No. 36, “Disclosure and Presentation for Financial Instruments” (SFAS No. 36), and related revisions of previously released SFASs.

a.	Effect of adopting the newly released SFASs and related revisions of previously released SFASs

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as available-for-sale financial assets as adjustments to stockholders’ equity were recognized.

The effect of adopting the newly released SFASs for the nine months ended September 30, 2006 is summarized as follows:

Recognized as a Separate Component of Stockholders’ Equity (Net of Tax)
Available-for-sale financial assets	$51,675

For the nine months ended September 30, 2006, the adoption of the newly released SFASs had no impact on net income before income tax, net income after income tax and basic earnings per share.

b.	Reclassifications

Upon the adoption of SFAS No. 34, certain accounts in the financial statements as of and for the nine months ended September 30, 2005 were reclassified to conform to the financial statements as of and for the nine months ended September 30, 2006. The previous issued financial statements as of and for the nine months ended September 30, 2005 are not required to be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:

Short-term investments

Short-term investments are carried at the lower of cost or market value. An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value.

The cost of short-term investments sold are determined using the moving weighted-average method.

Certain accounts in the financial statements as of and for the nine months ended September 30, 2005 have been reclassified to conform to the classifications prescribed by the newly released and revised SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before Reclassification	After Reclassification
Balance sheets

Short-term investments	$16,097,828	$—
Fund	2,000,000	—
Long-term investments accounted for using cost method	2,605,956	—
Available-for-sale financial assets - current	—	16,097,828
Financial assets carried at cost - noncurrent	—	2,605,956
Other noncurrent monetary assets	—	2,000,000

	$20,703,784	$20,703,784

(Continued)

	Before Reclassification	After Reclassification
Statements of operations

Reversal of allowance on short-term investments (included in “other income - other”)	$12,416	$—
Valuation gain on financial instruments, net (included in “other income - other”)	—	12,416

	$12,416	$12,416

Statements of cash flows

Cash flows from operating activities
Gain on sale of short-term investments	$(79,380)	$—
Unrealized valuation gain on short-term investments	(12,416)	—
Valuation gain on financial instruments, net	—	(12,416)
Gain on sale of financial instruments, net	—	(79,380)

	(91,796)	(91,796)

Cash flows from investing activities
Acquisition of short-term investment, net	(6,891,519)	—
Acquisition of available-for-sale financial assets	—	(20,295,637)
Proceeds from disposal of available-for-sale financial assets	—	13,404,118

	(6,891,519)	(6,891,519)

	$(6,983,315)	$(6,983,315)

(Concluded)

4.	ADJUSTMENTS OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

The Company’s financial statements for the year ended December 31, 2004 have been examined by the Executive Yuan and the Ministry of Audit of the Control Yuan (government agencies), and the resulting adjustments have been recorded retroactively as of December 31, 2004. The effects of these adjustments are summarized as follows:

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted

Balance sheet

Assets
Current assets	$67,893,025	$(31,407)	$67,861,618
Investments in unconsolidated companies and funds	6,034,991	—	6,034,991
Property, plant and equipment, net	379,483,488	—	379,483,488
Intangible assets	11,630,126	—	11,630,126
Other assets	2,127,067	—	2,127,067

Total assets	$467,168,697	$(31,407)	$467,137,290

(Continued)

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted

Liabilities
Current liabilities	$55,213,108	$45,319,914	$100,533,022
Long-term liabilities	861,129	—	861,129
Reserve for land value incremental tax	211,182	—	211,182
Other liabilities	6,380,161	—	6,380,161

Total liabilities	62,665,580	45,319,914	107,985,494

Total stockholders’ equity	404,503,117	(45,351,321)	359,151,796

Total liabilities and stockholders’ equity	$467,168,697	$(31,407)	$467,137,290

Statement of operations

Service revenues	$182,562,682	$—	$182,562,682
Costs of services	92,951,836	7,974	92,959,810
Operating expenses	29,947,953	1,377	29,949,330
Other income	2,743,037	—	2,743,037
Other expenses	1,644,048	—	1,644,048
Income before income tax	60,761,882	(9,351)	60,752,531
Income tax	10,891,570	(2,337)	10,889,233
Net income	49,870,312	(7,014)	49,863,298

(Concluded)

The adjustments made by the government agencies that decreased income before income tax of $9,351 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. Increased current liabilities of $45,319,914 thousand and decreased total stockholders’ equity of $45,351,321 thousand were due to the appropriations of 2004 earnings recorded by the MOA.

5.	CASH AND CASH EQUIVALENTS

	September 30
	2006	2005
Cash
Cash on hand	$101,441	$99,829
Cash in banks	8,323,219	1,685,440
Negotiable certificate of deposit, annual yield rates-ranging form 1.00-1.95% and 1.31% for 2006 and 2005, respectively	16,152,500	2,050,000

	24,577,160	3,835,269
Cash equivalents
Commercial paper purchased, annual yield rates-ranging from 1.52-1.55% and 1.20-1.24% for 2006 and 2005, respectively	15,898,508	13,318,999

	$40,475,668	$17,154,268

6.	AVAILABLE-FOR-SALES FINANCIAL ASSETS

	September 30
	2006	2005
Open-end bond mutual funds	$13,675,344	$15,831,085
Real estate investment trust fund	107,400	100,000
List stocks	15,842	66,743
Principal guarantee notes	—	100,000

	$13,798,586	$16,097,828

7.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2006	2005
Balance, beginning of period	$3,604,605	$4,473,433
Provision for doubtful accounts	465,677	706,999
Accounts receivable written off	(603,206)	(1,485,062)

Balance, end of period	$3,467,076	$3,695,370

8.	OTHER CURRENT MONETARY ASSETS

	September 30
	2006	2005
Tax refund receivable	$3,221,136	$—
Other receivable	2,553,114	2,357,538

	$5,774,250	$2,357,538

9.	INVENTORIES, NET

	September 30
	2006	2005
Supplies	$1,419,002	$1,364,360
Work in process	80,630	15,816
Merchandise	48,445	—
Materials in transit	182,105	510,788

	$1,730,182	$1,890,964

10.	OTHER CURRENT ASSETS

	September 30
	2006	2005
Prepaid expenses	$2,943,029	$3,751,968
Prepaid income tax	—	6,323,599
Miscellaneous	69,398	67,100

	$3,012,427	$10,142,667

11.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2006		2005
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship
Equity investee:
Chunghwa Investment (“CHI”)	$965,882	49	$930,341	49
Taiwan International Standard Electronics (“TISE”)	520,661	40	497,352	40
CHIEF Telecom (“CHIEF”)	306,566	70		—
New Prospect Investments Holdings, Ltd. (“NPIH”)	—	100	—	—
Prime Asia Investments Group, Ltd. (“PAIG”)	—	100	—	—

	$1,793,109		$1,427,693

The Company invested CHIEF Telecom in September, 2006, for a purchase price of $310,652 thousand. CFIEF engages mainly in internet communication and internet data center (“IDC”) service.

The Company has established New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in March, 2006. Both holding companies are operating as investment companies and Chungwa has 100% ownership right in an amount of US $1 in each holding company.

The carrying values of the equity investees and the equity in their net earnings as of and for the nine months ended September 30, 2006 and 2005 are based on unreviewed financial statements. The aggregate carrying values of the equity-accounted investments were $1,793,109 thousand and $1,427,693 thousand as of September 30, 2006 and 2005, respectively. The equity in their net gains were $591 thousand and $65,500 thousand for the nine months then ended.

12.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2006		2005
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$2,529,206	12
RPTI International (“RPTI”)	71,500	12	71,500	12
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15

	$1,866,280		$2,605,956

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

The Company identified an impairment indicator and determined the investment in TFC was impaired due to an adverse change in the market condition of the industry in which TFC operates as of December 31, 2005. The Company recognized an other-than-temporary impairment loss of $739,676 thousand in 2005.

13.	OTHER NONCURRENT MONETARY ASSETS

	September 30
	2006	2005
Fixed-Line Fund	$1,000,000	$1,000,000
Piping Fund	1,000,000	1,000,000

	$2,000,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed-Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the funds will be proportionally allocated their assets to their contributors. If the balance of the Fixed-Line Fund is not sufficient for its operation, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

14.	PROPERTY, PLANT AND EQUIPMENT

	September 30
	2006	2005
Cost
Land	$101,166,851	$101,901,489
Land improvements	1,480,695	1,462,153
Buildings	58,885,494	56,765,074
Machinery and equipment	21,503,972	21,796,868
Telecommunications network facilities	632,376,768	625,308,501
Miscellaneous equipment	1,976,665	2,061,694

Total cost	817,390,445	809,295,779
Revaluation increment on land	5,850,205	5,951,339

	823,240,650	815,247,118

Accumulated depreciation
Land improvements	795,510	738,835
Buildings	14,009,360	12,990,475
Machinery and equipment	16,413,792	15,788,409
Telecommunications network facilities	469,963,875	447,247,118
Miscellaneous equipment	1,721,287	1,765,470

	502,903,824	478,530,307

Construction in progress and advances related to acquisition of equipment	24,015,779	25,611,084

Property, plant and equipment, net	$344,352,605	$362,327,895

Pursuant to the relative regulation, the Company revalued land it owned on April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity-other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, the Company recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity-other adjustments.

Because of the improvements on telecommunication technology and changes of the market, the recoverable amount of telecommunications network facilities of paging division is less than its carrying value. Therefore, an impairment loss amounted to $343,463 thousand was recognized for the nine months ended September 30, 2005.

Depreciation on property, plant and equipment for the nine months ended September 30, 2006 and 2005 amounted to $30,084,675 thousand and $30,647,349 thousand, respectively. No interest expense was capitalized for the nine months ended September 30, 2006 and 2005.

15.	ACCRUED EXPENSES

	September 30
	2006	2005
Accrued salary and compensation	$8,073,034	$6,068,877
Accrued franchise fees	1,817,370	1,883,192
Accrued advertisement expenses	1,376,532	210,000
Other accrued expenses	2,426,735	1,447,396

	$13,693,671	$9,609,465

16.	OTHER CURRENT LIABILITIES

	September 30
	2006	2005
Advances from subscribers	$4,798,184	$4,712,257
Amounts collected in trust for others	4,272,746	4,410,832
Payables to equipment suppliers	2,371,855	3,897,880
Refundable customers’ deposits	958,343	1,232,551
Other payables	902,221	808,707
Payables to constructors	503,399	642,908
Miscellaneous	941,576	894,461

	$14,748,324	$16,599,596

17.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	September 30
	2006	2005
Loan from the Fixed-Line Fund	$300,000	$500,000
Less: Current portion of long-term loans	300,000	200,000

	$—	$300,000

The loan amount of $0.7 billion from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit of $1 billion until March 12, 2007, with a restricted lending term of five years. The outstanding principal was payable in three annual installments ($0.2 billion, $0.2 billion and $0.3 billion) starting on March 12, 2005.

18.	STOCKHOLDERS’ EQUITY

Under the revised Company’s Articles of Incorporation dated May 30, 2006, the Company’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,667,845,093 shares, and 2 preferred shares (at $10 par value per share), which are issued and approved by the board of directors on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of the company, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. As of September 30, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units, and represented 31.91% of the company’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs; and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization. During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is a Taiwan’s capital-intensive industry and the Company requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 earnings of the company have been approved and resolved by the stockholders on May 30, 2006 as follows:

	Appropriation and Distribution
	Amount	Dividend Per Share
Legal reserve	$4,765,288	$—
Cash dividends	40,659,617	4.3
Stock dividends	1,891,145	0.2
Employee bonus-cash	230,057	—
Employee bonus-stock	230,057	—
Remuneration to board of directors and supervisors	15,337	—

	$47,791,501	$4.5

The appropriation and distributions of the 2004 earnings of the Company have been approved and resolved by the stockholders on June 21, 2005, for special reserve of $4,243 thousand, 10% legal reserve of $4,987,031 thousand and cash dividends of $45,344,307 thousand ($4.7 per share). After examination by the MOA, 10% legal reserve was decreased $701 thousand, from $4,987,031 thousand to $4,986,330 thousand. The appropriation and distributions adjustments have been recorded retroactively as of December 31, 2004 in accordance with the applicable government regulations. (See Note 4).

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

19.	TREASURY STOCK

(In Thousands of Shares)

Purpose	As of January 1, 2006	Increase	Decrease	As of September 30, 2006
To improve the Company’s financial condition and utilize excess funds	—	192,000	192,000	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of the Company’s stock issued. The total amount of the shares bought back shall not be more than the amount of retained earnings, premium on capital stock and realized capital reserve.

Treasury stock shall not be pledged, nor may stockholder’s rights be enjoyed before transfer in compliance with Securities and Exchange Law of the ROC.

The Company repurchased of treasury stock 192,000 thousand shares, from February 10, 2006 to April 7, 2006, for $11,392,333 thousand. On June 30, 2006, the company cancelled the treasury stock by reducing common stock of $1,920,000 thousand, capital surplus of $4,269,368 thousand and retained earnings of $5,202,965 thousand.

20.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2006
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,917,471	$6,237,873	$16,155,344
Insurance	459,921	292,573	752,494
Pension	1,486,445	958,259	2,444,704
Other compensation	5,662,709	3,551,817	9,214,526

	17,526,546	11,040,522	28,567,068
Depreciation expense	28,416,566	1,668,109	30,084,675
Amortization expense	641,310	74,030	715,340

	$46,584,422	$12,782,661	$59,367,083

	Nine Months Ended September 30, 2005
	Cost of Services	Operating Expenses	Total

Compensation expense
Salaries	$11,444,693	$7,069,276	$18,513,969
Insurance	439,356	277,019	716,375
Pension	845,152	539,350	1,384,502
Other compensation	4,348,576	2,632,792	6,981,368

	17,077,777	10,518,437	27,596,214
Depreciation expense	28,937,116	1,710,233	30,647,349
Amortization expense	355,685	78,637	434,322

	$46,370,578	$12,307,307	$58,677,885

21.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Nine Months Ended September 30
	2006	2005
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$11,026,005	$11,873,307
Deduct tax effect of:
Permanent differences	(138,038)	(135,083)
Temporary differences	(1,367,396)	(12,569,495)
Additional tax at 10% on undistributed earnings	182	—
Investment tax credits	(1,163,833)	—

Income tax payable	$8,356,920	$—

b.	Income tax expense consists of the following:

	Nine Months Ended September 30
	2006	2005
Income tax payable	$8,356,920	$—
Income tax-separated	100,999	67,981
Income tax-deferred	1,364,584	9,263,941
Adjustment of prior years’ income tax	110,606	(4,750)

	$9,933,109	$9,327,172

c.	Net deferred income tax assets (liabilities) consists of the following:

	September 30
	2006	2005
Current
Deferred income tax assets:
Investment tax credits	$1,562,913	$2,091,156
Provision for doubtful receivables	234,839	241,954
Unrealized foreign exchange losses	36,336	—
Loss carryforwards	—	771,512
Other	46,567	111,748

	1,880,655	3,216,370
Less: Valuation allowance	(234,839)	(241,954)

	1,645,816	2,974,416
Deferred income tax liability:
Unrealized foreign exchange gain	—	(34,262)

Net deferred income tax assets	$1,645,816	$2,940,154

Noncurrent deferred income tax assets:
Accrued pension cost	$317,746	$—
Losses on impairment	85,866	85,866

	$403,612	$85,866

d.	As of September 30, 2006, investment tax credits consists of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchase of automated	$995,489	$253,056	2009
	machinery and equipment	603,690	603,690	2010
	Research and development expenditure	389,825	389,825	2010
	Personnel training	113,847	113,847	2010
Statute for Upgrading Recovery of 921 Earthquake	Investment in disaster areas	146,025 56,470	146,025 56,470	2009 2010

		$2,305,346	$1,562,913

e.	The related information under the Integrated Income Tax System is as follows:

	September 30
	2006	2005
Balance of Imputation Credit Account (ICA)	$65,269	$115,890

The actual ICA rate for the year ended December 31, 2005 and 2004 were 6.97% and 22.49%, respectively.

f.	Undistributed earnings information

As of September 30, 2006 and 2005, the Company’s undistributed earnings generated in June 30, 1998 and onward was zero.

Income tax returns through the year ended December 31, 2004 had been examined by the tax authorities.

22.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income Per Share (Dollars)
				Income Before Income Tax	Net Income
	Income Before Income Tax	Net Income
Nine months ended September 30, 2006

Net income	$44,104,061	$34,170,952

Basic net income per share			9,716,366	$4.54	$3.52

Nine months ended September 30, 2005

Net income	$47,493,266	$38,166,094

Basic net income per share			9,859,845	$4.82	$3.87

The impact of stock dividends was considered in calculating basic net income per share for 2005. The basic EPS before income tax and the basic EPS after income tax in 2005 are restated from $4.92 to $4.82 and from $3.96 to $3.87, respectively.

23.	PENSION PLAN

The Company has different pension plans for its employees depending on their classifications before privatization. In general, the employees’ pension entitlement was based on MOTC regulations, Labor Law and/or the private pension plan of the Company.

Before privatization, the funding of the pension plan for employees classified as staff was based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund was administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

The Company completed privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises (the “Privatization Fund”). After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. However, according to the instructions of MOTC, the Company would, on behalf of the MOTC pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization. As of September 30, 2006, the remaining balance of funds to be disbursed to employees has totally transferred to Privatization Fund.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company contributes 6% of each employee’s monthly salary per month beginning July 1, 2005.

After privatization, the pension plan in accordance with the Labor Standards Law is considered as a defined benefit plan. The payments of pension are subject to the service periods and average salaries of six months of employees prior to retirement. The pension assets is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

The balance of the Company’s plan assets subject to defined benefit plan were $2,575,901 thousand and $1,163,152 thousand as of September 30, 2006 and 2005, respectively.

Pension costs amounted to $2,553,963 thousand ($2,518,480 thousand subject to defined benefit plan and $35,483 thousand subject to defined contribution plan) and $1,533,569 thousand ($1,533,317 thousand subject to defined benefit plan and $252 thousand subject to defined contributed plan) for the nine months ended September 30, 2006 and 2005, respectively.

24.	TRANSACTIONS WITH RELATED PARTIES

The Company was a state-owned enterprise and the ROC Government is one of the Company’s customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
CHIEF Telecom (“CHIEF”)	Subsidiary

Taiwan International Standard Electronics (“TISE”)	Equity-accounted investee

Chunghwa System Integration Co., Ltd. (“CSI”)	Subsidiary of equity-accounted investee

Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of equity-accounted investee

Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of equity-accounted investee

b.	Significant transactions with the above related parties are summarized as follows:

	September 30
	2006		2005
	Amount	%	Amount	%
1) Receivables
Trade notes and accounts receivable
CHTG	$30,868	—	$—	—

2) Payables
Trade notes and accounts payable
TISE	$176,604	2	$16,427	—
CSI	82,848	1	—	—

	$259,452	3	$16,427	—

Accrued expense
TISE	$44,534	—	$37,791	—

	Nine Months Ended September 30
	2006		2005
	Amount	%	Amount	%
3) Service revenues
CHTG	$82,780	—	$—	—
CHPT	12,265	—	—	—

	$95,045	—	$—	—

4) Costs of services
TISE	$298,838	—	$81,683	—
CSI	250,443	—	27,468	—
CHTG	79,580	—	—	—

	$628,861	—	$109,151	—

5) Acquisition of properties
TISE	$437,152	2	$378,541	2
CSI	42,935	—	255,912	2
CHTG	877	—	—	—

	$480,964	2	$634,453	4

The foregoing acquisitions were conducted under normal commercial terms.

25.	COMMITMENTS AND CONTINGENT LIABILITIES

As of September 30, 2006, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of buildings of $2,101,221 thousand.

b.	Acquisitions of telecommunications equipment of $16,900,751 thousand.

c.	Unused letters of credit of approximately $2,309,202 thousand.

d.	Contracts to print billing, envelopes and telephone directories of approximately $374,571 thousand.

e.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
The three months ended December 31, 2006	$351,895
2007	1,040,196
2008	717,725
2009	442,187
2010 and thereafter	321,161

f.	A commitment to contribute $2,500,000 thousand to a Fixed-Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed-Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996.

h.	A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Chunghwa Post Co., Ltd. (the former Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of the Company’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District Court. As of October 20, 2006, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

i.	The Company has acquired 30% shares of Spring House Entertainment Inc. (“Spring House”) totaled 2,016 thousand common shares on October 11, 2006, for a purchase price of $20,160 thousand. The main business of Spring House is to provide internet services.

26.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments were as follows:

	September 30
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$40,475,668	$40,475,668	$17,154,268	$17,154,268
Available-for-sale financial assets	13,798,586	13,798,586	16,097,828	16,220,329
Trade notes and accounts receivable, net	11,983,223	11,983,223	13,106,486	13,106,486
Other current monetary assets	5,774,250	5,774,250	2,357,538	2,357,538
Investments accounted for using equity method	1,793,109	1,926,712	1,427,693	1,686,178
Financial assets carried at cost	1,866,280	1,866,280	2,605,956	2,605,956
Other noncurrent monetary assets	2,000,000	2,000,000	2,000,000	2,000,000
Refundable deposits	1,554,194	1,554,194	1,474,113	1,474,113
Liabilities
Trade notes and accounts payable	7,397,508	7,397,508	12,083,002	12,083,002
Accrued expenses	13,693,671	13,693,671	9,609,465	9,609,465
Current portion of long-term loans	300,000	300,000	200,000	200,000
Long-term loans	—	—	300,000	300,000
Customers’ deposits	6,589,143	6,589,143	7,079,438	7,079,438

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (SFAS No. 34), and the related information refers to the Note 3 to the financial statements.

b.	Methods and assumptions used in the determination of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. This method does not apply to the financial instruments discussed in notes 2, 3, and 4 below.

2)	If the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the financial assets are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

c.	Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Assets

Available-for-sale financial assets	$13,798,586	$16,220,329	$—	$—

d.	Information about financial risks

1)	Market risk

The financial instruments categorized as available-for-sale financial assets are mainly list stocks and open-end bond mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on maturity. Contracts with positive fair values at the balance sheet date are evaluated for credit risk. In order to manage this risk, the Company conducts transactions only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

3)	Liquidation risk

The financial instruments categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: Please see Table 1.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: None.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 5.

j.	Financial transaction: Please see Note 26.

k.	Investment in Mainland China: None.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

FINANCING PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

(Amounts in Thousands of New Taiwan Dollars)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period	Ending Balance	Interest Rate	Type of Financing	Transaction Amounts	Reasons for Short-term Financing	Allowance for Doubtful Accounts	Collateral		Financing Limit for Each Borrowing Company		Financing Company’s Financing Amount Limits
											Item	Value
1	CHIEF Telecom	CHIEF Telecom (Hong Kong) Limited	Other receivable - related party	$879	$879 (Note 1)	—	Necessary for short-term financing.	$—	—	$—	—	$—	$	— (Note 3)	$274,069 (Note 4)
2	Vnigate Telecom Inc.	CHIEF Telecom	Other receivable - related party	9,749	9,222 (Note 2)	4%	Necessary for short-term financing.	1,506	—	—	—	—		— (Note 3)	274,069 (Note 4)

Note 1: CHIEF Telecom expects to receive the payment on October 27, 2006.

Note 2: CHIEF Telecom repaid the payment on October 20, 2006.

Note 3: According to CHIEF Telecom’s “Operational Procedures for Loaning Funds to Others”, the amount shall not exceed 2.5 times of the lender’s net worth.

Note 4: According to CHIEF Telecom’s “Operational Procedures for Loaning Funds to Others”, the amount shall not exceed 50% of CHIEF Telecom’s paid-up capital.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2006

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2006						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Chunghwa Investment Co., Ltd.	Equity-accounted investee	Long-term investments - equity method	98,000		$965,882	49		$965,882	Note 1
		Taiwan International Standard Electronics	Equity-accounted investee	Long-term investments - equity method	1,760		520,661	40		706,064	Note 1
		CHIEF Telecom	Subsidiary	Long-term investments - equity method	38,370		306,566	70		254,766	Note 1
		New Prospect Investments Holdings Ltd.	Subsidiary	Long-term investments - equity method	—	US$	— (1)	100	US$	— (1)	Note 2
		Prime Asia Investments Group Ltd.	Subsidiary	Long-term investments - equity method	—	US$	— (1)	100	US$	— (1)	Note 2
		Taipei Financial Center	—	Financial assets carried at cost	288,211		1,789,530	12		1,646,223	Note 1
		RPTI International	—	Financial assets carried at cost	9,234		71,500	12		101,482	Note 1
		Siemens Telecommunication Systems	—	Financial assets carried at cost	75		5,250	15		189,300	Note 1
		China Motor Corporation	—	Available-for-sale financial assets	277		8,126	—		7,980	Note 4
		D-Link Corporation	—	Available-for-sale financial assets	200		6,004	—		7,007	Note 4
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	21		668	—		855	Note 4

		Beneficiary certificates (mutual fund)
		JF (Taiwan) First Bond Fund	—	Available-for-sale financial assets	72,139		1,000,000	—		1,010,215	Note 3
		JF (Taiwan) Taiwan Bond Fund	—	Available-for-sale financial assets	66,450		1,000,000	—		1,010,287	Note 3
		Dresdner Bond DAM Fund	—	Available-for-sale financial assets	70,008		800,000	—		808,303	Note 3
		ABN AMRO Bond Fund	—	Available-for-sale financial assets	60,579		900,000	—		909,620	Note 3
		ABN AMRO Select Bond Fund	—	Available-for-sale financial assets	89,476		1,000,000	—		1,010,612	Note 3
		HSBC Taiwan Dragon Fund	—	Available-for-sale financial assets	13,147		200,000	—		201,934	Note 3
		Shinkong Chi-Shin Fund	—	Available-for-sale financial assets	56,808		802,899	—		810,960	Note 3
		NITC Bond Fund	—	Available-for-sale financial assets	12,326		2,000,000	—		2,021,028	Note 3
		Taishin Lucky Fund	—	Available-for-sale financial assets	9,881		100,000	—		100,987	Note 3
		TIIM High Yield Fund	—	Available-for-sale financial assets	35,325		431,442	—		436,939	Note 3
		NITC Taiwan Bond Fund	—	Available-for-sale financial assets	14,385		200,000	—		201,955	Note 3
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	13,867		200,000	—		201,955	Note 3
		Jih Sun Bond Fund	—	Available-for-sale financial assets	14,847		200,000	—		201,893	Note 3
		Fuh-Hwa YouLi Fund	—	Available-for-sale financial assets	16,345		200,000	—		202,010	Note 3
		Fuh-Hwa Heirloom No. 2 Balance Fund	—	Available-for-sale financial assets	17,659		240,000	—		254,842	Note 3
		HSBC Taiwan Safe & Rich Fund	—	Available-for-sale financial assets	4,827		80,000	—		85,200	Note 3
		HSBC Global Balanced Select Fund	—	Available-for-sale financial assets	5,284		60,000	—		63,026	Note 3
		AIG Flagship Global Balance Fund of Funds	—	Available-for-sale financial assets	4,274		50,000	—		51,752	Note 3
		ING CHB Tri-Gold Balanced Portfolio	—	Available-for-sale financial assets	8,143		100,000	—		101,792	Note 3
		Fubon Global Reit Fund	—	Available-for-sale financial assets	12,500		125,000	—		140,500	Note 3
		Jih Sun Navigation No. 1 Fund	—	Available-for-sale financial assets	5,000		50,050	—		53,850	Note 3
		HSBC Trinity Balanced Fund	—	Available-for-sale financial assets	10,000		100,000	—		104,555	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		JF (Taiwan) Pacific Balanced Fund	—	Available-for-sale financial assets	10,000	$100,000	—	$104,132	Note 3
		Polaris Global Reits Fund	—	Available-for-sale financial assets	10,000	104,500	—	124,300	Note 3
		JF (Taiwan) Global Balance Fund	—	Available-for-sale financial assets	13,331	150,000	—	159,939	Note 3
		JF (Taiwan) Wealth Management Fund	—	Available-for-sale financial assets	9,362	100,000	—	105,389	Note 3
		Shinkong Strategy Balanced Fund	—	Available-for-sale financial assets	14,069	150,000	—	155,570	Note 3
		Fuh-Hua Home Run Fund	—	Available-for-sale financial assets	9,977	100,000	—	101,337	Note 3
		Fuh-Hua Total Return Fund	—	Available-for-sale financial assets	9,872	100,000	—	103,060	Note 3
		Fuh-Hua Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	10,170	Note 3
		PCA Quality-Quantity Fund	—	Available-for-sale financial assets	4,514	50,000	—	50,593	Note 3
		Capital Asset Allocation	—	Available-for-sale financial assets	7,753	100,000	—	101,832	Note 3
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	107,400	Note 3
		Fiedelity Euro Bond Fund	—	Available-for-sale financial assets	695	334,593	—	341,813	Note 3
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	16	236,233	—	250,375	Note 3
		Fidelity European Highyield Fund	—	Available-for-sale financial assets	1,443	541,806	—	568,116	Note 3
		Parvest European Convertible Bond Fund	—	Available-for-sale financial assets	65	324,708	—	348,783	Note 3
		MFS Emerging Market Debt Fund	—	Available-for-sale financial assets	622	354,450	—	392,224	Note 3
		GAM USD Special Bond Fund	—	Available-for-sale financial assets	25	353,540	—	385,076	Note 3
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	458	172,709	—	171,862	Note 3
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	379	203,104	—	216,558	Note 3

1	CHIEF Telecom Inc.	Vnigate Telecom Inc.	Subsidiary	Long-term investments - equity method	1,000	10,245	100	10,245	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Long-term investments - equity method	10	—	99	—	Note 1
		eASPNet Taiwan Inc.	—	Financial assets carried at cost	1,000	—	2	—	Note 1
		3 Link Information Service Co., Ltd	—	Financial assets carried at cost	374	3,450	12	5,933	Note 1
		AboveNet Asia Pacific Holdings, Inc.	—	Financial assets carried at cost	5,383	—	—	—	Note 1
		Truswell Pegasus Fund	—	Available-for-sale financial assets	6	49	—	64	Note 3

2	Chunghwa Investment Co., Ltd.	Common stock
		Chunghwa System Integration Co., Ltd.	Subsidiary	Long-term investments - equity method	60,000	645,041	100	645,041	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Long-term investments - equity method	6,000	81,034	100	81,034	Note 1
		Chunghwa Precision Test Technical Co., Ltd.	Subsidiary	Long-term investments - equity method	6,000	74,561	60	74,561	Note 1
		Chunghwa Investment Holding Company	Subsidiary	Long-term investments - equity method	589	7,133	100	7,133	Note 1
		PandaMonium Company	Equity-accounted investee	Long-term investments - equity method	602	19,951	43	19,951	Note 1
		Wayia Com Inc.	—	Financial assets carried at cost	4,000	40,000	19	16,408	Note 1
		TVbean Co., Ltd.	—	Financial assets carried at cost	1,200	12,000	6	10,893	Note 1
		Vantech Software Company	—	Financial assets carried at cost	1,223	—	7	—	Note 1
		Digimax Production Center	—	Financial assets carried at cost	2,000	60,000	5	13,641	Note 1
		Crystal Media Incorporation	—	Financial assets carried at cost	1,000	15,000	6	8,550	Note 1
		iPeer Multimedia International Ltd.	—	Financial assets carried at cost	900	29,640	11	29,640	Note 1

		Beneficiary certification (mutual fund)
		Fuhwa Bond Fund	—	Financial assets held for trading	4,473	56,493	—	57,000	Note 3
		Fuhwa Atex Bond Fund	—	Financial assets held for trading	3,791	44,226	—	44,604	Note 3
		President James Bond Fund	—	Financial assets held for trading	2,076	31,609	—	31,914	Note 3
		PCA Bond Fund	—	Financial assets held for trading	1,132	17,364	—	17,530	Note 3
		Polaris De-Bao Fund	—	Financial assets held for trading	2,899	31,699	—	32,007	Note 3
		Mega Diamond Bond Fund	—	Financial assets held for trading	3,600	40,866	—	41,270	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		NITC Bond Fund	—	Financial assets held for trading	124	$20,137	—	$20,345	Note 3
		JF (Taiwan) Bond Fund	—	Financial assets held for trading	1,663	25,028	—	25,278	Note 3
		Cash Reserves Capital fund	—	Financial assets held for trading	3,489	40,352	—	40,769	Note 3
		Safe Income Capital Fund	—	Financial assets held for trading	1,514	22,193	—	22,455	Note 3
		Grand Cathay Bond Fund	—	Financial assets held for trading	4,100	52,605	—	52,909	Note 3
		Jih Sun Bond Fund	—	Financial assets held for trading	3,146	42,575	—	42,782	Note 3
		Cathay Bond Fund	—	Financial assets held for trading	1,747	20,015	—	20,081	Note 3
		KGI Victory Fund	—	Financial assets held for trading	4,675	50,000	—	50,080	Note 3
		Cathay Global Money Market Fund	—	Financial assets held for trading	1,000	10,000	—	10,082	Note 3
		ADAM Global Bond Fund	—	Financial assets held for trading	1,890	20,000	—	20,281	Note 3
		Jih Sun Navigation No. 1 Fund	—	Financial assets held for trading	935	10,010	—	10,075	Note 3
		NITC Europe Dynamic Balanced Fund	—	Financial assets held for trading	3,000	30,000	—	29,970	Note 3
		HSBC New Japan Fund of Fund	—	Financial assets held for trading	2,486	24,810	—	24,040	Note 3
		SinoPac Global Fixed Income Portfolio Fund	—	Financial assets held for trading	2,000	20,000	—	20,177	Note 3
		Fuhwa Global Fund of Bond Funds	—	Financial assets held for trading	2,000	20,000	—	19,999	Note 3
		Grand Cathay World Bond Selection fund	—	Financial assets held for trading	2,000	20,000	—	20,000	Note 3
		Cathay No. 1 REIT	—	Financial assets held for trading	4,000	40,600	—	41,200	Note 3

3	Chunghwa System Integration Co., Ltd.	Beneficiary certification (mutual fund)
		Fuh-Hwa Bond Fund	—	Financial assets held for trading	5,636	74,410	—	74,857	Note 3
		Mega Diamond Bond Fund	—	Financial assets held for trading	4,405	50,004	—	50,499	Note 3
		Polaris Di-Po Fund	—	Financial assets held for trading	920	10,078	—	10,162	Note 3
		Jih Sun Bond Fund	—	Financial assets held for trading	1,850	25,000	—	25,162	Note 3
		Grand Cathay Bond Fund	—	Financial assets held for trading	4,056	52,025	—	52,336	Note 3
		Cathay Bond Fund	—	Financial assets held for trading	2,896	33,026	—	32,281	Note 3
		Cathay No. 1 REIT	—	Financial assets held for trading	35,000	36,525	—	36,050	Note 3
		Fuhwa Advantage Bond Fund	—	Financial assets held for trading	4,844	50,000	—	50,332	Note 3
		IIT Increment	—	Financial assets held for trading	2,064	31,000	—	31,286	Note 3
		SITC Advanced Strategy Private Fund	—	Financial assets held for trading	5,615	60,000	—	60,000	Note 3
		SinoPac Global Fixed Income Portfolio Fund	—	Financial assets held for trading	3,000	30,000	—	30,265	Note 3

4	Chunghwa Investment Holding Company	Common stock
		Donghua Telecom Co., Ltd.	Subsidiary	Long-term investments - equity method	4,590	7,091	100	7,091	Note 1

Note 1:	The net asset values of unconsolidated companies were based on unreviewed financial statements.

Note 2:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006, but not on operating stage yet.

Note 3:	The net asset values of beneficiary certification (mutual fund) were base on the net asset values as of September 30, 2006.

Note 4:	Market value was based on the closing price of September 30, 2006.

Note 5:	Available-for-sale financial assets and financial assets at fair value through profit and loss are showed at their original carrying amounts without the adjustments of fair values.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relation- ship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)

		ADAM Global Bond Fund	Available-for-sale financial assets	—	—	9,286	$100,000	—	$—	9,286	$98,888	$100,000	$(1,112)	—	$—
		NITC Taiwan Bond Fund	Available-for-sale financial assets	—	—	—	—	14,385	200,000	—	—	—	—	14,385	200,000
		Prudential Financial Bond Fund	Available-for-sale financial assets	—	—	—	—	13,867	200,000	—	—	—	—	13,867	200,000
		Jih Sun Bond Fund	Available-for-sale financial assets	—	—	—	—	14,847	200,000	—	—	—	—	14,847	200,000
		INVESTCO ROC Bond Fund	Available-for-sale financial assets	—	—	45,998	675,000	—	—	45,998	679,933	675,000	4,933	—	—
		Barits Bond Fund	Available-for-sale financial assets	—	—	40,857	490,000	—	—	40,857	494,147	490,000	4,147	—	—
		FUBON Ju-I III Fund	Available-for-sale financial assets	—	—	41,413	500,000	—	—	41,413	504,046	500,000	4,046	—	—
		Fuhwa APEX Bond Fund	Available-for-sale financial assets	—	—	25,752	300,000	—	—	25,752	302,629	300,000	2,629	—	—
		Fuh-Hwa Albatross Fund	Available-for-sale financial assets	—	—	11,679	130,000	—	—	11,679	131,218	130,000	1,218	—	—
		Shinkong Chi-Shin Fund	Available-for-sale financial assets	—	—	77,829	1,100,000	—	—	21,021	300,000	297,101	2,899	56,808	802,899
		TIIM High Yield Fund	Available-for-sale financial assets	—	—	42,545	519,555	4,907	60,000	12,127	150,000	148,113	1,887	35,325	431,442
		Fuh-Hwa YouLi Fund	Available-for-sale financial assets	—	—	—	—	16,345	200,000	—	—	—	—	16,345	200,000
		MFS Emerging Market Debt Fund	Available-for-sale financial assets	—	—	351	192,600	271	161,850	—	—	—	—	622	354,450
		GAM USD Special Bond Fund	Available-for-sale financial assets	—	—	14	191,520	11	162,020	—	—	—	—	25	353,540
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	—	—	458	172,709	—	—	—	—	458	172,709
		Fuh-Hwa Heirloom No. 2 Balance Fund	Available-for-sale financial assets	—	—	—	—	17,659	240,000	—	—	—	—	17,659	240,000
		Capital Asset Allocation	Available-for-sale financial assets	—	—	—	—	7,753	100,000	—	—	—	—	7,753	100,000
		Polaris Global Reits Fund	Available-for-sale financial assets	—	—	10,000	100,000	10,000	104,500	10,000	104,500	100,000	4,500	10,000	104,500
		HSBC Taiwan Safe & Rich Fund	Available-for-sale financial assets	—	—	—	—	6,637	110,000	1,810	31,878	30,000	1,878	4,827	80,000
		ING CHB Tri-Gold Balanced Portfolio	Available-for-sale financial assets	—	—	—	—	8,143	100,000	—	—	—	—	8,143	100,000
		HSBC Trinity Balanced Fund	Available-for-sale financial assets	—	—	25,000	250,000	—	—	15,000	155,146	150,000	5,146	10,000	100,000
		Fiedelity Zuro Bond Fund	Available-for-sale financial assets	—	—	1,256	604,960	26	12,427	587	280,897	282,794	(1,897)	695	334,593
		Credit Suisse BF (Lux) Euro Bond Fund	Available-for-sale financial assets	—	—	41	601,003	—	—	25	365,907	364,770	1,137	16	236,233
		Fidelity European Highyield Fund	Available-for-sale financial assets	—	—	539	193,500	904	348,306	—	—	—	—	1,443	541,806
		Pervext European Convertible Bond Fund	Available-for-sale financial assets	—	—	—	—	65	324,708	—	—	—	—	65	324,708
		Fidelity Euro Balanced Fund	Available-for-sale financial assets	—	—	—	—	379	203,104	—	—	—	—	379	203,104
		Yuanta Structured Principal Protected Private Placement	Available-for-sale financial assets - noncurrent	—	—	50,000	500,000	—	—	50,000	473,666	500,000	(26,334)	—	—

1	Chunghwa Investment Co., Ltd.	Beneficiary certificates (mutual fund)

		Cathay Capital Income Growth Bond Fund	Financial assets held for trading	—	—	9,130	98,513	2,816	30,495	11,946	129,240	129,008	232	—	—

2	Chunghwa System Integration Co., Ltd.	Beneficiary certificates
		Cathay Bond Fund	Financial assets held for trading	—	—	5,179	58,953	6,394	72,914	8,677	98,967	98,841	126	2,896	33,026

Note 1: Available-for-sale financial assets and financial assets at fair value through profit and loss are showed at their original carrying amounts without the adjustments of fair values.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2006.2.17	$754,444	Paid	Steve Lin Architect and Associates	None	—	—	—	—	Bidding	New office	None
	Building	2006.3.13	178,880	Paid	Bank of Taiwan	None	—	—	—	—	Bidding	New office	None
	Building	2006.9.25	191,996	Paid	Joe-Team Machinery Engineering Co .,Ltd	None	—	—	—	—	Bidding	Operating purpose	None

TABLE 5

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of September 30, 2006					Net Income (Loss) of the Investee			Recog- nized Gain (Loss)		Note
				September 30, 2006			December 31, 2005			Shares (Thou- sands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Chunghwa Investment Co., Ltd.	24F, No. 456, Hsinyi Rd., Sec. 4, Taipei	Investment		$980,000			$980,000		98,000	49.00		$965,882			$33,815		$16,569 (Note 1)		Equity- accounted investee
	Taiwan International Standard Electronics	No. 4, Min Sheng St., Tu-Chen Taipei Hsien	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment		164,000			164,000		1,760	40.00		520,661			(162,087)		(11,892 (Note 2	) )	Equity- accounted investee
	CHIEF Telecom	1F., No. 250, Yangguang St., Neihu district, Taipei	Network communication and engine room hiring		310,652			—		38,370	70.00		306,566			(5,860)		(4,086 (Note 1	) )	Subsidiary
	New Prospect Investments Holdings Ltd.	British Virgin Islands	Investment	US$	— (1 (Note 3	) )		—		—	100.00	US$	— (1 (Note 3	) )		—		— (Note 1)		Subsidiary
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	US$	— (1 (Note 3	) )		—		—	100.00	US$	— (1 (Note 3	) )		—		— (Note 1)		Subsidiary
CHIEF Telecom	Vnigate Telecom Inc.	1F,No.250,Yang Guang Street, Nei Hu District, Taipei	Telecommunication and the information software etc.		10,000			10,000		1,000	100.00		10,245			(6)		(6 (Note 1	) )	Subsidiary
	CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecom and Internet Service		44			44		10	99.00		—			(52)		(51 (Note 1	) )	Subsidiary
Chunghwa Investment Co., Ltd.	Chunghwa System Integration Co., Ltd.	24F, No. 458, Hsinyi Rd., Sec. 4, Taipei	Integrated communication and information services		600,000			600,000		60,000	100.00		645,041			38,729		38,729 (Note 1)		Subsidiary
	Chunghwa Telecom Global, Inc.	United States	Multinational enterprise data service, Internet gateway and voice wholesale, mobile commerce value-added services, and content services	US$	204,271 (6,000 thousand	)	US$	204,271 (6,000 thousand	)	6,000	100.00	US$	81,034 (2,452 thousand	)	US$	(20,561 (634 thousand	) )	(20,561 (Note 1	) )	Subsidiary
	Chunghwa Precision Test Technical Co., Ltd.	2F., No. 15, Gongye 3rd., Pingjhen City, Taoyuan County	Electronics parts manufacturing industry Computer and peripheral device manufacturing industry Data storage manufacturing industry		60,000			60,000		6,000	60.00		74,561			15,364		9,218 (Note 1)		Subsidiary
	Chunghwa Investment Holding Company	Brunei	Investment	US$	20,000 (589 thousand	)	US$	20,000 (589 thousand	)	589	100.00	US$	7,133 (217 thousand	)		—		— (Note 1)		Subsidiary
	PandaMonium Company	British Virgin Islands	Develop PandaMomum project and provide multimedia services		¥20,000 (65,094 thousand	)		¥20,000 (65,094 thousand	)	602	43.00		19,951			—		— (Note 1)		Equity- accounted investee
Chunghwa Investment Holding Company	Donghua Telecom Co., Ltd.	Hong Kong	Engage in telecom related investments, provide international private leased circuits (IPLC), internet protocol virtual private network (IPVPN), and internet transit	US$	20,000 (589 thousand	)	US$	20,000 (589 thousand	)	4,590	100.00	HK$	7,091 (1,691 thousand	)		—		— (Note 1)		Subsidiary

(Continued)

Note 1:	The equity in net income (net loss) of long-term investment was based on unreviewed financial statements.

Note 2:	The equity in net loss of long-term investment amounted to $64,835 thousand was calculated from unreviewed financial statements plus a gain on realized upstream transactions of $85,186 thousand less a gain on unrealized upstream transactions of $32,244 thousand.

Note 3:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006 but not on operating stage yet.

(Concluded)